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matthew j. carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3184 Fax

December 27, 2021

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Christopher R. Bellacicco

Re:	T Series Middle Market Loan Fund LLC

Registration Statement on Form 10

File Number: 000-56357

Ladies and Gentlemen:

On behalf of T Series Middle Market Loan Fund LLC (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) in a telephone conversation on December 14, 2021 between Matthew Carter and Thomas Friedmann and Christopher Bellacicco relating to the Company’s registration statement on Form 10 that was filed with the SEC on October 19, 2021, as amended by Amendment No. 1 filed on December 8, 2021 (as amended, the “Registration Statement”) and the letter from Dechert LLP on behalf of the Company responding to certain comments on the initial filing of the Registration Statement that was submitted to the Staff on December 8, 2021 (the “Initial Response Letter”).

For your convenience, the Staff’s comment is included in this letter, and is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

1.	Comment: We note your response to comment 5(b) in the Initial Response Letter. Please provide additional detail regarding how units are forfeited pursuant to Section 6.2 of the LLC Agreement upon a default in payment of a capital contribution by an investor. Please confirm whether the defaulted shares are repurchased by the Company and then distributed to the other investors. Please also confirm whether other investors receiving the units of a defaulting investor pay for such Units and, if so, what price is paid.

December 27, 2021 Page 2

Response:       The Company respectfully submits that upon a default by an investor to fund a required capital contribution the Company’s exercise of the discretion granted under the LLC Agreement to cause 50% of the units then held by the defaulting investor to be automatically forfeited and transferred on the unit register of the Company to all other unitholders would be accomplished by the direct transfer of such units from the defaulting investor to other non-defaulting unitholders on the Company’s unit registry. The Company confirms that the units of a defaulting investor that are transferred would not be repurchased by the Company and resold to the other unitholders of the Company and would, instead be transferred directly to the other unitholders. As described in the LLC Agreement, the transfer of units to non-defaulting unitholders pursuant Section 6.2 of the LLC Agreement is intended to act as a liquidated damage provision. As part of their investment in the Company, all investors in the Company become party to the LLC Agreement and agree that such provision constitutes a reasonable liquidated damage remedy for defaults. The receiving unitholders would not pay any amount for the receipt of such units as liquidated damages for the default by the defaulting investor and because the units are not being sold by the Company, the Company need not make any determination with respect to the net asset value of the units that are transferred.

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Should you have any questions or comments, please contact the undersigned at 202.261.3395 (or by email at matthew.carter@dechert.com), Thomas J. Friedmann at 617.728.7120 (or by email at thomas.friedmann@dechert.com) or William J. Bielefeld at 202.261.3386 (or by email at william.bielefeld@dechert.com).

Sincerely,

/s/ Matthew J. Carter

Matthew J. Carter

cc:	Jeffrey S. Levin, T Series Middle Market Loan Fund LLC

Orit Mizrachi, T Series Middle Market Loan Fund LLC

Venu Rathi, T Series Middle Market Loan Fund LLC

Thomas J. Friedmann, Dechert LLP

William J. Bielefeld, Dechert LLP

Jonathan Gaines, Dechert LLP